SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
Amendment No. __ /*/

Neah Power Systems, Inc.
(Name of Issuer)

Common Stock, par value $.001 per share
(Title of Class of Securities)

63948P107
(CUSIP Number)

Robert T. Roever Capitoline Ventures LL, LLC 570 Lexington Avenue, 22nd Floor New York, NY 10022 (212) 354-4866
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 22, 2010
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rules 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐.

/*/    The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that Section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D
CUSIP NO. 63948P107

1	NAMES OF REPORTING PERSONS: Capitoline Ventures II, LLC (EIN # 26-3550908 )

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	Delaware

	7	SOLE VOTING POWER:

NUMBER OF		4,502,306

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		4,502,306

WITH	10	SHARED DISPOSITIVE POWER:

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	4,502,306

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	9.9%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	OO

ITEM 1.	SECURITY AND ISSUER.

The class of equity securities to which this Schedule 13D relates is the Common Stock, par value $0.001 per share (the "Common Stock"), of Neah Power Systems, Inc. (the "Issuer").  The address of the principal executive office of the Issuer is 22118 20th Avenue SE, Suite 142, Bothell, WA 98021.

ITEM 2.	IDENTITY AND BACKGROUND.

This Schedule 13D is being filed by is being filed by Capitoline Ventures II, LLC, a New York limited liability company (the “Reporting Person”).  The address of the Reporting Person’s principal office is 570 Lexington Avenue, 22nd Floor, New York, NY  10022.  The Reporting Person’s principal business is financial investing.

During the last five years, the Reporting Person has not been convicted in a criminal proceeding.

During the last five years, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction that resulted in the Reporting Person being subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

The securities of the Issuer being reported hereunder were acquired by the Reporting Person as a result of a default by the Issuer under certain Promissory Notes previously issued by the Issuer to the Reporting Person.  Such Promissory Notes were acquired by the Reporting Person using its company funds.

ITEM 4.	PURPOSE OF TRANSACTION.

The Reporting Person is currently holding the Issuer’s securities being reported hereunder for investment purposes.  Except as set forth in the two letters from the Reporting Person to the Company included as Exhibits to this Schedule 13D, the Reporting Person does not have any plans or proposals which would relate to or result in any of the matters set forth in subparagraphs (a)-(j) of Item 4 of Schedule 13D.  Consistent with the Reporting Person’s investment purposes, the Reporting Person reserves the right to acquire additional shares of the Issuer’s Common Stock or dispose of shares of the Issuer’s Common Stock at any time and from time to time in the open market, through privately negotiated transactions or otherwise, depending on market conditions and other investment considerations.

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER.

(a)  The Reporting Person beneficially owns 4,502,306 shares of Common Stock of the Issuer.  Based on a total of 45,674,746 outstanding shares of Common Stock of the Issuer (according to information provided by the Issuer) and further in accordance with the beneficial ownership rules, the shares of Common Stock of the Issuer beneficially owned by the Reporting Person represent approximately 9.9% of the Issuer’s Common Stock.

(b)  The Reporting Person has sole voting power and sole dispositive power with respect to the 4,502,306 shares of Common Stock of the Issuer beneficially owned by it.

(c)  During the past sixty days, the Reporting Person has made the following transactions in the Common Stock of the Issuer:

On April 22, 2010, the Reporting Person foreclosed on and took ownership of 4,502,306 shares of Common Stock previously pledged to it as partial security for the repayment of Promissory Notes previously purchased from the Issuer by the Reporting Person.

On March 24, 2010, the Reporting Person sold 5,000 shares of Common Stock in an open market sale at a price of $0.32 per share.

On March 26, 2010, the Reporting Person sold 30,000 shares of Common Stock in an open market sale at a price of $0.25 per share.

On April 1, 2010, the Reporting Person sold 30,000 shares of Common Stock in an open market sale at a price of $0.205 per share.

On April 9, 2010, 2010, the Reporting Person sold 13,005 shares of Common Stock in an open market sale at a price of $0.2475 per share.

On April 15, 2010, the Reporting Person gifted a total of 348,836 shares of Common Stock for no consideration.

On April 19, 2010, the Reporting Person sold 23,136 shares of Common Stock in an open market sale at a price of $0.1855 per share.

In addition, during the past sixty days, First Equity Trust, Inc., an affiliate of the Reporting Person, made open market sales of shares of Common Stock on the dates, in the amounts and for the prices per share set forth on Exhibit C attached hereto.  Those shares were acquired by First Equity Trust, Inc. in connection with a reserve equity line financing provided to the Issuer.

(d)  Not applicable.

(e)  Not applicable.

ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

There are no contracts, arrangements, understandings or relationships between the Reporting Person and any person with respect to any securities of the Issuer.

ITEM 7.	MATERIAL TO BE FILED AS EXHIBITS.

Exhibit A:  Letter to Neah Power Systems, Inc., dated April 21, 2010
Exhibit B:  Letter to Neah Power Systems, Inc., dated April 28, 2010
Exhibit C:  Sales of Common Stock of Neah Power Systems, Inc. by First Equity Trust, Inc. during the last sixty days

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  May 3, 2010

CAPITOLINE VENTURES II, LLC

By:	/s/ Robert T. Roever
Robert T. Roever, Manager

EXHIBIT A

Letter to Neah Power Systems, Inc., dated April 21, 2010

Capitoline Ventures II, LLC
570 Lexington Ave., 22nd Floor
New York, NY 10022

April 21, 2010

Neah Power Systems, Inc.
22122 20th Ave SE
Suite 142
Bothell, Washington 98021
Attn: Board of Directors

Re:           Requested Corporate Actions

Dear Sirs:

As you know, Capitoline Ventures II, LLC has a substantial investment interest in Neah Power Systems, Inc. (the “Company”).  We are concerned about the Company’s current financial condition and future prospects.  We are committed to helping the Company as much as possible.  However, the Company’s focus must change in order to generate positive cashflow rather than focus on areas that burn cash, especially in this difficult capital formation environment.  After the Company has been stabilized, it should take additional actions for the benefit of its stockholders.  As such, we request that the Company take the following actions and adopt the following objectives:

1.	The Company should focus its attention on cashflow, not research and development, at this stage. Therefore, it should focus only on its cashflow producing businesses (i.e. So-Cool and Eco Start).

2.
Similarly, the Board of Directors should change its focus to business development, product placement and cashflow and your CEO should focus his energies on manufacturing and positive cashflow businesses.

3.
The Company needs to identify and establish relationships with factories that will produce its products with excellent gross margins.  We understand that the Company’s CEO has met with factories in Thailand and has had discussions about manufacturing at attractive prices and establishing excellent terms of payment that would help the Company’s cashflow.  This should be further explored and tested.

4.	Once the Company is cashflow positive, it can fund non-performing cash burning\ businesses out of the positive cashflow businesses once the businesses can support the research and development.

5.	Research and development should move to a more cost effective location.

6.	The Company should seek to hire a new CFO/COO to handle financial and administrative functions as we believe the current CFO cannot properly handle these functions.

7.	The new CFO/COO should examine the existing engineers and associated costs.

8.	All functions should be reviewed and a determination made on additional cutbacks in order to reduce cash burn during the period of changing focus to producing positive cashflow.

9.
After this is accomplished and the business is stabilized, the balance sheet should be cleaned up and the Company should focus its attentions on a larger capital raise for the research and development technologies.

10.
Once the above suggestions have been implemented and the Company is cashflow positive and has a clean balance sheet, the Company should seek to have its Common Stock listed on the Amex or Nasdaq Small Cap markets.

We would welcome an open discussion about these objectives in order to define a clear strategy.

Please note that a copy of this letter is being included as an Exhibit to Schedule 13D which we are filing with the Securities and Exchange Commission.

Very truly yours, CAPITOLINE VENTURES II, LLC

By:	/s/
Name: Robert Roever
Title: Manager

EXHIBIT B

Letter to Neah Power Systems, Inc., dated April 28, 2010

Capitoline Ventures II, LLC
570 Lexington Ave., 22nd Floor
New York, NY 10022

April 28, 2010

Neah Power Systems, Inc.
22122 20th Ave SE
Suite 142
Bothell, Washington 98021
Attn: Board of Directors

Dear Sirs:

Further to our letter to you of April 21, 2010, we bring to your attention the following:

1.
Pursuant to the agreement of two members of your Board of Directors, we remind you that Neah Power has committed not to take any actions over the next few weeks while negotiations are under way between us that would cause our ownership interest in Neah Power to be diluted.  This would include, by example, any “toxic” deals

2.	We understand that statements have been made that we are attempting to take over Neah Power in concert with one or more other persons. Those statements are false.

3.	Neah Power’s overhead must be immediately cut and Neah Power must immediately focus on generating cash flow.

4.	We reiterate and remind you of the actions and objectives we requested that Neah Power take and adopt in items 1 through 10 of our letter of April 21, 2010.

5.
In the event that we do not reach agreement shortly with regards to actions that Neah Power must and will take and/or feel that Neah Power is making decisions and/or taking actions that are harmful to stockholder value, we will call for a stockholder meeting.

Please note that our goal is to work closely with Neah Power to navigate these challenging times and to create stockholder value.  However, in the event we do not feel that progress is being made in this regard, we reserve the right to take all actions necessary to protect our interests.

Very truly yours, CAPITOLINE VENTURES II, LLC

By:	/s/
Name: Robert Roever
Title: Manager

EXHIBIT C

Sales of Common Stock of Neah Power Systems, Inc. by First Equity Trust, Inc.

Date Sold	Number of Shares	Price per Share
3/1/2010	2,100	$0.5400
3/1/2010	5,000	$0.5461
3/1/2010	30,940	$0.5000
3/1/2010	1,882	$0.5200
3/1/2010	150	$0.5200
3/2/2010	1,500	$0.5100
3/2/2010	20,000	$0.5100
3/2/2010	10,000	$0.5100
3/2/2010	5,500	$0.5100
3/2/2010	5,000	$0.5100
3/2/2010	700	$0.5100
3/2/2010	650	$0.5200
3/3/2010	1,800	$0.4800
3/3/2010	19,000	$0.5000
3/4/2010	2,500	$0.4900
3/4/2010	2,200	$0.4900
3/4/2010	1,700	$0.4900
3/5/2010	2,100	$0.4850
3/5/2010	1,500	$0.4800
3/8/2010	2,200	$0.4800
3/8/2010	4,250	$0.4800
3/8/2010	45,670	$0.4800
3/9/2010	3,100	$0.4700
3/9/2010	863,050	$0.2370
3/22/2010	18,615	$0.3800
3/23/2010	25,000	$0.3100
3/23/2010	75,213	$0.3000
3/23/2010	3,000	$0.3500
3/23/2010	500	$0.3800
3/25/2010	301,000	$0.2375
3/29/2010	50,000	$0.2080
3/29/2010	61,100	$0.2500
3/29/2010	100,000	$0.2200
3/31/2010	100,000	$0.2050
4/1/2010	70,000	$0.2050
4/5/2010	25,000	$0.2004
4/6/2010	50,000	$0.1910
4/9/2010	9,100	$0.2475
4/14/2010	100,000	$0.2004
4/19/2010	221,895	$0.1855